Mail Stop 3561

								November 15, 2005

Mr. Steven M. Hershman, President
Loans4Less.com, Inc.
210 Avenue I, Suites E and F
Redondo Beach, California 90277

      Re: 	Loans4Less.com, Inc
		Offering Statement Form 1-A
		Amendment No. 2 filed on October 5, 2005
      File No. 24-10109

Dear Mr. Hershman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I.  Notification
Item 1.  Significant Parties

1. Mark Phelps should be added to the list of directors in this section.

2. Please explain why Steven Hershman was removed from the section listing record owners of 5% or more of equity securities.




3. We note the disclosure that the table does not assume the exercise of Series B Convertible Preferred Stock, which cannot be converted until the qualification of this offering. Beneficial ownership should include the amount which the individual has the right to acquire within sixty days from options, warrants, conversion privilege or similar obligation. Please revise the disclosure accordingly.

Item 5.  Unregistered Securities Issued or Sold Within One Year

4. We reissue in part our previous comment four. For each of the transactions in which the company claims the exemption of Section
4(2) of the Securities Act, please disclose whether the individuals were sophisticated and had access to information regarding the company and its financial condition.

5. We note your response to our previous comment five and we reissue the comment. Please disclose the types of services provided in each transaction and the value placed upon those services, for example the value that was attributed to the stock in stockholder`s equity of the financial statements. Please revise accordingly.

Part II.  Offering Circular

Cover Page

6. We note that there is currently no trading market for your common stock. Given this, please revise your cover page and sections of the offering circular to provide that selling security holders will sell their common stock at fixed prices and quantify the price in the offering circular. Also determine the aggregate amount of the offering that includes the selling security holders. See Rule 251(b)
of Regulation A.

7. The distribution spread table should include the proceeds to be received by the selling shareholders. A footnote can be used to indicate the allocation of proceeds between the company and the selling shareholder. Also, the cover page should clearly indicate that the 1 million shares of Series B Convertible Preferred Stock is being registered for resale.

8. We reissue our previous comment eight. Please indicate that the funds in the escrow account will be promptly returned to the investors if the minimum is not reached. See Rule 10b-9 of the Securities Exchange Act of 1934. Revise throughout the offering circular as appropriate.

Risk Factors, page 2

9. We reissue our previous comment nine. Please revise the risk factor disclosures to discuss the relevant economic trends in the context of your historical financial statements. For example, in risk factor one, please discuss the decrease in your revenues.

Plan of Distribution, page 9

10. We note that the company`s president, Steven M. Hershman, will be offering the shares for the issuer and he will be a selling shareholder in this offering. Please provide some guidance as to how
Mr. Hershman will offer the shares for the company and his own shares at the same time. Explain how this complies with 3a4-1, which indicates that the individual may not participate in selling an offering more than once every twelve months. These are considered two separate offerings, the offering on behalf of the company and the offering on his own behalf. Please advise or revise. We may have further comment.

11. We note the statement that "[t]he Company anticipates that that the shares may be offered and sold...through the selling efforts of brokers or dealers not yet identified." Please note that if brokers or dealers sell the shares for the company, the company will need to file an amendment that identifies the brokers or dealers. See Rule
253(e) of Regulation A of the Securities Act.

12. We reissue in part our previous comment 12. Please clearly identify all officers and directors who will be participating in the offering by the company and state the exemption from registration as a broker-dealer upon which they plan to rely.

Use of Proceeds, page 10

13. The total amount allocated in the table if the minimum is raised is $1,450,000. Please allocate the full amount in the table.

14. Please describe in more detail the general and administrative expenses. Please see Instruction 1 to Item 5 of Model B.

15. We reissue in part our previous comment 17.  In the "Business
Plan" section, please describe in more detail the company`s plan of allocating funds towards "Joint Ventures/Acquisitions" such as the structure of these transactions.

16. Provide the basis for the statement that loan portfolio investments will increase returns on capital to the company or remove.








Description of the Business, page 11
Suppliers (Mortgage Lenders), page 15

17. Explain the yield spread premium in greater detail. We note the disclosure on page 12 that there is an "automatic rate float down" provision. Explain how the premium works in light of the rate float down. Also, explain how the above market interest rate is consistent with the stated goal of the company to "offer the lowest available mortgage rates and costs associated with closing the loan."

18. Discuss in greater detail the real estate aspect of your business
through Platinum Properties, for which you receive approximately
10%
of your revenues. Clarify whether Platinum Properties is a subsidiary. Discuss any governmental regulations or licensing requirements for this aspect of your business. Clarify whether this agreement is to provide both your mortgage broker services and selling agent services. Explain in greater detail the activities to be undertaken by the company as a selling agent.

19. We reissue in part our previous comment 30. Please describe the principal terms of the agreements between the company and the mortgage lenders.

20. Clarify whether any of your suppliers accounted for 10% or greater of your revenues. If so, name and state the percent of revenues attributable to this supplier.

Business Plan, page 16

21. We note the disclosure that you anticipate developing loan portfolio investments. Discuss in greater detail this aspect of your business plan. Also, add a risk factor discussing the risk to the company and investors from loan portfolio investments. Please describe any additional regulation if the company becomes a principal lender. Discuss the types of loans you plan to provide. If these lending opportunities include sub-prime loans, discuss in greater detail the risks to the company. We may have further comment.

22. We note that you plan to diversify your product mix by offering sub-prime mortgages. Provide the basis for your belief that this would increase revenues, or remove.

23. Explain the basis for the statement that loan portfolio investments will increase returns on capital to the Company or remove. Explain in greater detail loan portfolio investments.

24. Explain the statement that "the company may act as a direct lender with its own capital ... and in so doing will not incur interest charges."




25. We note the supplemental response to our previous comment 28 that
"the Company may purchase debt and/or equity securities as the opportunity may present itself for capital appreciation and/or income production." Discuss this aspect of your business and clearly indicate those situations where you may purchase debt and/or equity securities. Discuss the extent to which you plan to engage in such activities and whether you might become an Investment Company. We may have further comment.

Management`s Discussion and Analysis, page 18

26. We note your response to our previous comment six. Please expand your disclosure to clarify how loan volume is related to your revenue. In addition, please describe in more detail how increases in the short-term Federal Funds interest rate impact your business.
We note that increases in long-term interest rates over the periods represented by the financial statements have been relatively insignificant. Tell us how your changes in loan volumes compare to relevant industry benchmarks. Please ensure that any other factors that have affected your business that are not related to general economic conditions are clearly identified in your analysis.

27. Please expand your discussion of your historical results of operations to discuss how the decline in revenues for each period was impacted by changes in loan volumes, and the fees charged per loan, with explanation of the factors underlying each component.

28. Please expand your disclosure for each period to discuss changes in operating expenses, with explanations for changes of each material component. Please revise this section in accordance with Release Nos. 33-8350, which is available on our website at the following address: www.sec.gov./rules/interp/33-8350.htm

29. On page 18 you state, "The Company anticipates diversifying its product mix in order to reduce its dependency on traditional financings." Revise to describe the specific new products and services and discuss what new actions you are taking in this regard.
Clarify when you expect to begin selling the products and services and what significant expenditures must be incurred in order to develop and market them.

30. In light of the significant declines in your revenue and net income, please consider whether disclosure of a known trend, event or uncertainty under Item 303(b)(1) of Regulation S-B is required.

Directors, Executive Officers and Significant Employees, page 19

31. Please describe how long each person has worked for the company.
For example, please describe when Julia Leah Greenfield became the company`s Secretary and General Counsel. See Item 8(a) of Model-
B.

Employment and Agent Agreements, page 22

32. Disclose the material terms of each agreement. For instance, clearly indicate the amount to be paid to each individual pursuant to the agreement, including any provisions for bonuses, and the duration of the agreement.

Stock "Put," page 23

33. Please file all material agreements as exhibits. For example, please include the agreement between the company and Tiber Creek
Corporation.  See Item 2(6) of Part III of Model B.

Financial Statements

34. Please consider combining the financial statements into a single set of comparative financial statements with one set of footnotes. While you may elect to continue to provide a separate set of financial statements for each period, please note that if this is the case, the same information may need to be repeated multiple times in the footnotes to each set of financial statements.

Summary of Significant Accounting Policies

35. We note your response to prior comment 47. We note that the retroactive restatement due to the recapitalization is disclosed, but not the other changes that appear to have been made to the financial statements. Please provide us with a supplemental schedule showing the financial statement balances as of and for the periods ended December 31, 2004 and 2003 as reported in the original filing, compared to the revised balances, along with explanations for each change. Any material changes that are unrelated to the recapitalization should be disclosed in the footnotes to the financial statements as the correction of an error in accordance with paragraph 20 of APB 37. Note that a recapitalization would typically affect only the equity accounts, not the recorded assets or liabilities.

Statements of Stockholders` Equity

36. We note your response to prior comment 48. We note that several equity accounts are combined into a single column in the statements of stockholders` equity. Please revise the statement of stockholders` equity for each period to present separately the activity for common stock, Series A preferred stock, and Series B preferred stock.





Note E - Capital Structure

37. We note your response to prior comment 49. Please revise your disclosure in Note E to the financial statements for the six months ended June 30, 2005, to state when the outstanding Series B preferred stock was issued and the amount of proceeds that were received, and provide similar disclosures with respect to the issuance of the additional Series B preferred stock subsequent to the end of the period.

Statements of Operations

38. We note your response to prior comment 52. Please revise your disclosure of basic earnings per share for the period ended June 30,
2005, to reflect that 25,860,000 shares of common stock were outstanding during the entire period. Also, please round the disclosure of net income per share for each period to two decimal places as previously requested. Lastly, please revise your footnote disclosures for each period to provide the information required by paragraph 40 of FAS 128.

Cash Flow Statements

39. We note your response to prior comment 53. If the loans receivable relate to amounts due from an officer, the amount should be classified in the financing section of the cash flow statement, as discussed in paragraph 18 of FAS 95. In addition, the financial statements should be revised to clearly identify the amounts as due from related parties on the balance sheet, and to provide the footnote disclosures required by paragraph 2 of FAS 57. Also, please revise the description on the cash flow statement to clarify that the loans receivable were paid in cash (e.g. "proceeds from loans receivable"). Please revise your financial statements for each period accordingly.

40. We note your response to prior comments 54 and 58. Please revise your footnote disclosures for the year ended December 31, 2004 to include the material terms of the margin accounts, as well as the distributions described in footnote (1) on page 21 of the offering statement. Based on your disclosures throughout the document, the meaning of the various line items shown on the statement of cash flows is unclear. For example, offsetting amounts are shown for the transfer of the marketable securities in the investing and financing activities sections. In addition, sales proceeds are shown in the investing activities section, when it does not appear that the securities were actually sold. Please revise the cash flow statement to reflect the nature of the activities that occurred, ensuring that only items that resulted in the payment or receipt of cash are presented in the statement itself, and that any non-cash activities are separately disclosed. To the extent that any additional information is necessary for the financial statement reader to fully understand the activity, such information should be disclosed in the footnotes to the financial statements. If you believe that the activity in the cash flow statement is correctly presented, please provide us with a schedule detailing each line item on the cash flow statement, and how the entry resulted in the payment or receipt of cash.

Summary of Significant Accounting Policies

41. We note your response to prior comment 55. Please revise your disclosure in Note 1 for each period to discuss revenue earned from loan origination fees, real estate commissions, and other sources as disclosed on pages 13-14 of the offering statement.

Due to Stockbroker

42. We note your response to prior comment 56. Please revise the footnotes to the financial statements for the year ended December 31,
2004 to include similar disclosures regarding the investment account and the line of credit, including the distributions during the period to the major shareholder.

Capital Structure

43. We note your response to prior comment 57. Please explain the basis for your belief that the fair value of the shares was equal to par value. Disclose how the fair value was determined. As previously noted, FAS 123 requires shares issued for services to be valued based on the fair value of the stock issued or the services provided, whichever is more reliable. With respect to the valuation of the 660,000 shares issued to employees, we believe that management should consider factors such as the subsequent issuance of Series B preferred stock for $.50 per share. In addition, management should consider the process it used to determine the number of shares issued to each employee. With respect to the 200,000 shares issued for the advisory services, management should also consider the nature of the services provided, the amount that would have been paid for the services if the shares had not been issued, and the put option at $.50 per share. Please revise your financial statements and related disclosures accordingly.

44. Please disclose the material terms of the put option described on
page 23 in the footnotes to the financial statements for the year ended December 31, 2004, and for all subsequent periods until the option is exercised. Revise the financial statements to record the put option as a liability under guidance in paragraph 11 of FAS
150
or explain why you do not believe this guidance is applicable. If you do not believe FAS 150 applies, please explain to us the accounting treatment under FAS 133 and EITF 00-19.




Summary of Significant Accounting Policies

45. We note your response to prior comment 59. Please revise the footnotes to the interim financial statements to include a brief discussion of the basis of presentation. Under Item 310(b) of Regulation S-B, interim financial statements must include an affirmative statement to the effect that the financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.

Line of Credit

46. We note your response to prior comment 60. Please tell us whether the $2,200 of credit lines payable on the June 30, 2005 balance sheet relates to the line of credit disclosed in Note B. If so, please revise Note B accordingly. If not, revise the footnotes to disclose the material terms of the additional credit lines payable.

Exhibits

47. Please remove section 4 to the subscription agreement.

* * * * *

      As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested qualification date.





      You may contact Carlton Tartar at (202) 551-3387 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Thomas Kluck at (202) 551-3233 or Pamela Howell, who supervised the review of your filing, at
(202)
551-3357.

								Sincerely,



      John Reynolds
      Assistant Director

cc:	Lee W. Cassidy, Esq.
	Fax (202) 745-1920
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Steven M. Hershman
Loans4Less.com Inc.
November 15, 2005
Page 1